# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  July 2008

Commission File Number _____0-16174_____

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____________



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact: **Elana Holzman**    Teva Pharmaceutical Industries Ltd.    972 (3) 926-7554
            **Kevin Mannix**    Teva North America    (215) 591-8912

**For Immediate Release**

### Teva Comments on Paragraph IV Filing for COPAXONE®; Intends to File Lawsuit against Generic Filer for Patent Infringement

**Leading Multiple Sclerosis Therapy Presents Significant Legal and Regulatory Challenges for Generic Filers**

**Jerusalem, Israel, July 11, 2008** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today commented on Momenta Pharmaceuticals, Inc./Sandoz Inc.'s announcement regarding the filing of a Abbreviated New Drug Application (ANDA) containing a Paragraph IV certification for COPAXONE® (glatiramer acetate), a leading multiple sclerosis therapy.

Teva expects to receive Momenta/Sandoz's Paragraph IV certification notice referring to Teva's U.S. Patent Nos. 5,981,589, 6,054,430, 6,342,476, 6,362,161, 6,620,847, 6,939,539, and 7,199,098 which cover the chemical composition of COPAXONE®, pharmaceutical compositions containing it, and methods of using it. These patents are listed in the U.S. Food and Drug Administration's (FDA) Orange Book and expire on May 24, 2014.

Teva is committed to vigorously defending its intellectual property rights against infringement wherever they are challenged. Teva intends to file a lawsuit for patent infringement against Momenta/Sandoz within the 45 day period provided under the Hatch-Waxman legislation. The lawsuit will trigger a stay of the FDA approval of the Momenta/Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in its favor.

Momenta/Sandoz cannot launch a generic version of COPAXONE® before it receives final approval of its ANDA from the FDA. COPAXONE® is a glatiramoid, a complex mixture of the acetate salts of synthetic polypeptides, non-uniform with respect to molecular weight and sequence. Due to the variability of the composition of the polymers, Teva believes replicating this formulation would be extremely difficult and presents a significant challenge. Moreover, once subcutaneously injected, it is rapidly hydrolyzed locally and no level of the intact drug can be measured in the blood, rendering a bioequivalence study comparing two formulations extremely difficult. Therefore, evidence supporting the effectiveness of a generic copy of glatiramer acetate cannot be derived from bioequivalence studies but from a full-fledged clinical study using clinical outcomes.

For additional information regarding Copaxone's complexities and their potential implications, please access Teva's website at www.tevapharm.com.

**About Teva**

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.


**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com
_____

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By:                                        /s/  Eyal Desheh
                                    Name: Eyal Desheh
                                    Title: Chief Financial Officer

Date: July 11, 2008